                                                This filing is made pursuant to
                                                Rule 424(b)(5) under the
                                                Securities Act of 1933 in
                                                connection with Registration
                                                No. 333-37233




                                   PROSPECTUS

                                FP BANCORP, INC.

                         340,940 SHARES OF COMMON STOCK


This Prospectus relates to the offer and sale of up to 340,940 shares (the "Shares") of the common stock, par value, $.001 per share, (the "Common Stock") of FP Bancorp, Inc., a Delaware corporation, (the "Company") issuable upon conversion of its outstanding 9% Convertible Subordinated Debentures (the "Debentures") due December 31, 1997 (the "Maturity Date").

On the Maturity Date, the Company will pay the Debenture holders cash in the principal amount of their Debentures together with accrued interest thereon through the Maturity Date; or, for holders who exercise their conversion rights ("Conversion Rights"), in lieu of payment of the principal amount in cash, for $1,000 in principal amount of Debentures the Company will issue the holder 74 Shares of Common Stock plus $14.03 in cash.

The Common Stock is quoted on The Nasdaq National Market System. On December 30, 1997, the quoted "bid" price for the last sale of Common Stock was $28.25 per share. The price of the Common Stock received upon conversion will fluctuate in the market and no assurance is given as to the price.


ON DECEMBER 29, 1997, THE COMPANY ENTERED INTO A DEFINITIVE MERGER AGREEMENT ("MERGER AGREEMENT") WITH ZIONS BANCORPORATION ("ZIONS"). BECAUSE OF THE MERGER AGREEMENT, THE CONVERSION DEADLINE FOR THE DEBENTURES HAS BEEN EXTENDED BY THE COMPANY TO JANUARY 19, 1998. SEE "RECENT DEVELOPMENT" ON PAGE 4.


INVESTMENT IN THE SECURITIES OFFERED INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE 3.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               Price to Debenture      Underwriting Discounts      Proceeds to
                     Holders              and Commissions           Issuer(1)
                     -------              ---------------           ---------

Per Share         $13.4188                     None                  $13.4188
---------
Total           $4,575,000                     None                $4,575,000
-----           ----------                     ----                ----------

(1) Before deducting legal fees, accounting fees, printing costs and other expenses of this offering, estimated at approximately $23,386.


                 The date of this Prospectus is January 8, 1998

                              AVAILABLE INFORMATION


The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 75 Park Place, 14th Floor, New York, N.Y. 10007 and 500 West Madison Street, Suite 1400, Chicago, IL 60621-2511. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission and the address on the Internet site is http://www.sec.gov. Since September 18, 1995 the Common Stock has been traded on the Nasdaq National Market System. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street N.W., Washington, D.C. 20006.


The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement"). The Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus.

     (a) Annual report on Form 10-KSB for the year ended December 31, 1996.

     (b) Quarterly reports on Form 10-QSB for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997.

     (c) Report on Form 8-K, dated January 6, 1998.

     (d) Proxy Statement for the Company's 1997 Annual Meeting.

In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(b) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Request for such copies should be directed to FP Bancorp, Inc., Attention: Secretary, by mail at 613 West Valley Parkway, Escondido, California 92025, or by telephone (760) 741-3312.

                                  RISK FACTORS

Agreement to Merge with Zions Bancorporation. On December 29, 1997, the Company entered into the Merger Agreement with Zions. If the merger contemplated by that agreement is consummated, the Company's stockholders will be entitled to receive
0.627 shares of Zions common stock for each share of the Company's Common Stock. The price of the Company's Common Stock rose substantially on December 30, 1997, and, as required by the Indenture governing the Debentures, the Fair Market Value of the Company's Common Stock for purposes of determining the conversion rate under the Debentures (the "Conversion Rate") was based on the quoted "bid" price for the last sale of Common Stock in The Nasdaq Stock Market on that date. Until consummation of the merger, the price of the Common Stock will be affected by changes in the price of the Zions common stock, among other factors. If the merger with Zions does not occur or if the price of Zions common stock drops, there is a substantial risk the price of the Common Stock will drop from the level it attained on December 30, 1997.

Competition. In general, the banking business in California is highly competitive with respect to both loans and deposits and is dominated by major banks with many offices operating over a wide geographic area. In the Company's primary service area, major banks dominate the commercial banking industry as a result of acquisitions of other independent banks in the area in recent years. The Company competes for deposits and loans with other commercial banks and with non-bank financial institutions, including savings and loan associations and credit unions.

Institutions such as brokerage firms, credit card companies and even retail establishments offer alternative investment vehicles such as money market funds and traditional banking services such as check-writing and cash advances on credit card accounts. Other entities (both public and private) seeking to raise capital through the issuance and sale of debt or equity securities also represent a source of competition for the Company with respect to acquisition of deposits.

Among the advantages certain of these institutions have over the Company are their ability to finance wide-ranging and effective advertising campaigns, to access international money markets and to allocate their investment resources to regions of highest yield and demand. Major banks operating in the Company's service area offer services, such as international banking and trust services, which are not offered by FPNB. Also, by virtue of their greater total capitalization, such banks have substantially higher lending limits than FPNB.

Financial Markets Risk. Banking is a business that depends primarily on interest rate differentials. In general, the difference between the interest rates paid by the Company on its deposits and its other borrowings, and the interest rates earned by the Company on loans extended to its customers and investment securities held in its portfolio, comprise the major portion of the Company's net earnings. This rate differential can be affected by changes in global, national, and local economic conditions and changes in the interest rate policy of the U.S. Federal Reserve Bank. The Company has no control over these effects; and their changes and effect on the Company cannot be predicted.

Legislation and Regulation. From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of bank holding companies, banks and other financial institutions are frequently made in Congress, in the California Legislature and before various bank holding company and bank regulatory agencies. The likelihood of any major change and the impact such change might have cannot be predicted.

Dependence on Real Estate. A substantial portion of the Company's loan portfolio consists of loans secured by real estate. Real estate term lending, especially lending secured by vacant land, involves risks that real estate values in general will fall and that the value of the particular real estate security for a loan will fall. The Company has no control over real estate values or the state of the economy, and the effect on the Company of changes in these factors cannot be predicted.

Disclosure Regarding Forward-Looking Statements. This Prospectus and documents incorporated herein by reference include "Forward-Looking Statements." All statements other than descriptions of documents and statements of historical fact included in (i) this Prospectus, including, without limitation, under "Risk Factors," and (ii) included in the Company's annual report on Form 10-KSB for the year ended December 31, 1996, incorporated herein by reference, including, without limitation, under the following sections of that report:

        - the sections entitled "Competition" and "Supervision and Regulation" under "Item 1. DESCRIPTION OF BUSINESS"

        - "Item 2. DESCRIPTION OF PROPERTIES"

        - "Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS"

regarding the Company's strategies, plans, objectives, and expectations; the Company's assessment of interest rate risk; the condition of the economy in its market area; its future operating results; and other matters, are all Forward-Looking Statements.

Although the Company believes that the expectations reflected in such Forward-Looking Statements are reasonable at this time, it can give no assurance that those expectations will prove to be correct. Important factors that could cause actual results materially different from the Company's expectations are set forth in these Risk Factors, as well as elsewhere in this Prospectus and such incorporated documents. All subsequent written and oral Forward-Looking Statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these Risk Factors.

                               RECENT DEVELOPMENT

Merger Agreement. On December 29, 1997, the Company and Zions entered into the Merger Agreement. The merger is structured to be tax-free and is intended to be accounted for as a pooling-of-interests. The Merger Agreement is subject to the approval of banking regulators and approval by a majority vote of the stockholders of the Company. Directors, officers, and certain stockholders of the Company, controlling an aggregate of 45% of the Company's Common Stock, have agreed to vote in favor of the Merger Agreement. Holders of Shares issued upon conversion of the Debentures will be entitled to vote at the Company's stockholder meeting where the Merger Agreement is presented for approval. The transaction is expected to close in the second quarter of 1998. At the closing, the Company will merge into Zions and at or after the closing the Company's wholly-owned bank, First Pacific National Bank, ("First Pacific") will merge with and into Grossmont Bank, a subsidiary of Zions. As of September 30, 1997, First Pacific had approximately $359,000,000 in assets and operated eight offices in San Diego and Riverside counties; Grossmont Bank had $780,000,000 in assets and operated 16 offices in San Diego County.

Zions operates full service banking offices in Arizona, California, Colorado, Idaho, Nevada, New Mexico, and Utah. It also offers a comprehensive array of investment, mortgage and insurance services, and is a leader in providing innovative financial solutions for small businesses nationwide. Zions common stock is traded on The Nasdaq Stock Market under the symbol "ZION."


Extension of Conversion Date. Because of the proximity of the date of entry into the Merger Agreement to the date on which holders of Debentures would be required to exercise their Conversion Rights if they wished to do so, the Company has extended the time in which the holders of Debentures would be permitted to exercise their Conversion Rights to January 19, 1998. The Company also has arranged that any holder who had given notice of intention to exercise such Conversion Right would be given until January 19, 1998, to withdraw such notice and receive cash rather than Common Stock for such Debenture.


                            DESCRIPTION OF DEBENTURES

Description. Pursuant to a Prospectus under an effective Registration Statement filed under the federal Securities Act of 1933, as amended, (the "Securities Act"), the Company's predecessor, ENB Holding Company, issued $4,575,000 face amount of Debentures under an agreement of indenture (the "Indenture") between ENB Holding Company and Bank of New York (formerly Meridian Trust Company of California) (the "Trustee"), effective as of November 9, 1992. The Company is the successor of ENB Holding Company and has assumed all of its obligations with respect to the Indenture and the Debentures. The Debentures are convertible into Common Stock, subordinated, bear interest at the rate of 9% per annum, and their Maturity Date is December 31, 1997.


Conversion Right. Under the terms of the Debentures as modified by resolutions of the Board of Directors, holders have the option until January 19, 1998, (i) to receive payment in cash for the face amount of the Debentures or (ii) to exercise their Conversion Rights. Debentures of those holders who elect to exercise their Conversion Rights in accordance with the terms of the Debentures will convert their Debentures into 74.5226 Shares per $1,000 of principal. The Company will not issue fractional Shares in connection with the conversion of Debentures but will pay the converting Debenture holder cash in lieu of any fractional Share at the rate of $26.8375 per Share rounded to the nearest penny. Therefore, for $1,000 in principal amount of Debenture, a converting Debenture holder will receive 74 Shares of Common Stock plus $14.03 in cash in lieu of the fractional Share. The Conversion Right may be exercised as to all or part of a Debenture, but in any event must be exercised in multiples of $1,000.



Conversion Rate. Under the original terms of the Debenture, the Conversion Rate was 100 Shares of Common Stock per $1,000 in principal amount of Debentures. However, under the terms of the Debenture, if the Fair Market Value of the Common Stock on the Maturity Date exceeded $20 per share (as it did), the Conversion Rate is reduced such that the Fair Market Value of the Common Stock issuable upon such conversion would equal two times the principal amount applied to the conversion (i.e. $1,000 in principal amount would purchase Shares having a Fair Market Value of $2,000). For purposes of the Debentures, Fair Market Value is defined as 95% of the quoted "bid" price for the last sale of Common Stock preceding the conversion date as quoted on The Nasdaq National Market System. This amount was to be determined by an officer of the Company following the procedure specified in the Indenture. Under this procedure, the last quoted "bid" price on December 30, 1997 was determined to be $28.25, resulting in a Fair Market Value of $26.8375 per share.


Conversion Procedure. The Company has received Conversion Notices for all Debentures. For Debenture holders who do not wish to withdraw their Conversion Notices, no further action is required. For such holders, Shares issuable upon conversion of their Debentures will be issued and such Shares and the cash in lieu of fractional Shares will be forwarded to them as directed in their Conversion Notices. Any holder who wishes to waive the right to withdraw a Conversion Notice may do so by delivering a written notice to that effect (a "Waiver") to the Company at the following address:

                                    FP Bancorp, Inc.
                                    613 West Valley Parkway
                                    Escondido, California 92025
                                    ATTN:  Secretary

A Waiver must be signed by the same person(s) as signed the Conversion Notice. No signature guarantee will be required for this purpose. A form of Waiver will be provided by the Company by FAX on request.


Conversion Notice Withdrawal Procedure. Any Debenture holder who wishes to withdraw a Conversion Notice and receive payment of the principal of the Debenture in cash may do so by giving written notice to that effect (a "Withdrawal Notice") which must be received by the Company on or before January 19, 1998 at the following address:


                                    FP Bancorp, Inc.
                                    613 West Valley Parkway
                                    Escondido, California 92025
                                    ATTN:  Secretary

A Withdrawal Notice must be signed by the same person(s) as signed the Conversion Notice (and the signature guaranteed by an eligible guarantor institution with membership in an approved signature guarantee medallion program where that was required in connection with the Conversion Notice). A form of Withdrawal Notice will be provided by the Company by FAX on request. Where the Conversion Notice is withdrawn in accordance with this procedure, the Debenture will be treated as having been surrendered for the purpose of being paid in cash.

Where a Withdrawal Notice is received with respect to a Conversion Notice which provided for issuance of the Shares to a person who was not the registered holder of the Debenture, the Conversion Notice will be given effect as an assignment of the Debenture and the cash payable in respect of the Debenture will be paid to the person to whom the Shares were to have been issued under the Conversion Notice.


In order for a Withdrawal Notice to be effective, it must be received by the Company no later than January 19, 1998. Any Withdrawal Notice received after that date will be given no force or effect.

                           DESCRIPTION OF COMMON STOCK

The Company is authorized to issue 4,000,000 shares of Common Stock, of which 2,778,823 shares were outstanding as of December 31, 1997. If all Debentures are converted into Common Stock, there will be up to an additional 340,940 shares outstanding.

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting with respect to the election of directors. Holders of Common Stock are entitled to receive ratably any dividends that may be declared by the Board of Directors of the Company out of legally available funds. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company after payment of all debts and liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

                         DETERMINATION OF OFFERING PRICE

The Common Stock is being offered at 74.5226 shares of Common Stock per $1,000 principal amount of Debenture or $13.4188 per share. The offering price is determined by the Conversion Rate required by the Debentures calculated as described above. See "DESCRIPTION OF DEBENTURES - Conversion Rate."

                                 USE OF PROCEEDS

The Offering will not generate new proceeds to the Company because the Shares will be issued in satisfaction of the principal amount of the Debentures being converted. However, upon conversion of the Debentures and issuance of the related Shares, the liability on the balance sheet of the Company which has been associated with such Debentures will be decreased in an amount equal to the principal amount of such Debentures and the Company's stockholders' capital account will increase by a like amount less costs associated with this offering and the conversion.

                              PLAN OF DISTRIBUTION

The Company will solicit its Debenture holders to convert the Debentures into Common Stock without the use of underwriters or other paid agents. Debenture holders wishing to exercise their Conversion Rights shall transmit the related Debentures together with duly executed notices of exercise to the Trustee. See "DESCRIPTION OF DEBENTURES - Conversion Right." The Company will determine the validity and effectiveness of the material transmitted and notify the Trustee as to the principal amount of Debentures which have been converted. The Company will cause its transfer agent to forward certificates evidencing the Shares issuable upon such conversions to the former Debenture holders, or person(s) designated by them, at the address(es) provided in their respective Conversion Notices. Such certificates will be accompanied, in each case, by a payment equal to the Fair Market Value of the fractional Share otherwise issuable upon such conversion.

                                     EXPERTS

The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL OPINION

The legality of the securities being offered hereby has been passed upon by Higgs, Fletcher & Mack LLP, corporate counsel for the Company.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify an officer or director who is made a party to a "proceeding" whether civil, criminal, administrative or investigative (including a lawsuit or derivative action) because of his position if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the Company may advance expenses incurred in defending any proceeding in certain cases. If the director or officer is successful on the merits, he must be indemnified against all expenses actually and reasonably incurred. If the officer or director is adjudged liable, indemnity can be made only by court order. Such determination shall be made (1) by a majority vote of directors who are not parties to such action, or (2) if there are no directors or if directors so direct by, independent legal counsel, or (3) by the stockholders.

Article 6 of the bylaws provides that the Company shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify any director or officer against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any proceeding. The Company shall pay the expenses in advance of final disposition provided that the director shall repay all amounts advanced if it is determined that he is not entitled to be indemnified. The bylaws also authorize the Company to purchase and maintain insurance on behalf of directors and officers against any liability asserted against them.

Article 8 of the Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, no director shall be personally liable to the corporation for monetary damages for breach of fiduciary duty as a director. In addition, neither any amendment nor repeal of
Article 8 nor the adoption of any provision of the Certificate of Incorporation inconsistent with Article 8, shall eliminate or reduce the effect of the Article. The primary purpose of Article 8 is to enhance the Company's ability to attract and retain qualified officers and directors and to encourage directors and officers to continue to make independent and entrepreneurial decisions in good faith on behalf of the Company. While the Company believes that Article 8 will have a positive effect, the ability of the Company or its stockholders to bring legal action against the Company's directors and officers will be impaired.

The employment agreement of each executive officer of First Pacific National Bank ("FPNB"), the Company's wholly-owned subsidiary, also provides that FPNB will indemnify the executive in the event he is made a party to any action by a third party provided certain criteria are met. The executive must have acted in good faith and in a manner he reasonably believed to be in the best interests of FPNB and his actions must have been taken within the course and scope of his employment as an officer or employee of FPNB.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said act and is, therefore, unenforceable.

The Company has a staggered board of directors. The board of directors consists of 14 members who are divided into two classes with respect to term of office. Each class contains one-half of the whole number of the board. The terms of directors are two years and one-half of the board is elected each year.

================================================================================

        No dealer, salesman or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or either of the Purchasers. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities offered in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                             -----------------------

                                TABLE OF CONTENTS

                                                                            PAGE

Available Information                                                        2
Incorporation of Certain Documents by Reference                              2
Risk Factors                                                                 3
Recent Development                                                           4
Description of Debentures                                                    4
Description of Common Stock                                                  6
Determination of Offering Price                                              6
Use of Proceeds                                                              6
Plan of Distribution                                                         6
Experts                                                                      6
Legal Opinion                                                                6
Indemnification of Officers and Directors                                    6

================================================================================





================================================================================




                                FP BANCORP, INC.




                                 340,940 SHARES






                                  COMMON STOCK








                              -------------------

                                   PROSPECTUS

                              -------------------


                                January 8, 1998





================================================================================